
RECD S.E.C.
JUL 2 9 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025021

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

MELBOURNE:42584.1

Part I - Home Jurisdiction Documents

Attachments:

(1) Letter to Shareholders.
(2) Take Over Offer, dated July 26, 2003 and mailed to shareholders on July 29, 2003.
(2) Independent Advisors Report by Ernst & Young Corporate Finance Limited, dated July 8, 2003
(3) Acceptance Transfer Forms

Part II - Information not Required to be sent to Security Holders

Exhibits:

None.

Part III – Consent to Service of Process

Toll Holdings Limited and Toll Group (NZ) Limited are together filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: 
Name: Bernard McInerney
Title Secretary


Name: Paul Little
Title: Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:


By: :
Name: Paul Little
Title: Director

Exhibits 1, 2 and 3


TOLL
GROUP

TAKEOVER Offer

July 2003

ISSUED IN ACCORDANCE WITH THE TAKEOVERS CODE
FULL OFFER BY TOLL GROUP (NZ) LIMITED
TO PURCHASE ALL OF THE EQUITY SECURITIES IN
TRANZ RAIL HOLDINGS LIMITED

CLOSES 29 AUGUST 2003 – TO ACCEPT THIS OFFER, SEE PAGE 1.



Financial Adviser to Toll Group (NZ) Limited

Deutsche Bank 


GROUP

Summary of Offer

On 7 July 2003, Toll Holdings Limited announced that its subsidiary, Toll Group (NZ) Limited ("Offeror"), would make a full offer under the Code for all of the equity securities in Tranz Rail Holdings Limited ("Tranz Rail") not already held by the Offeror ("Offer").
The Offeror had previously made a full offer under the Code dated 23 June 2003. That offer was subsequently withdrawn.

The key terms of this Offer are:

- cash consideration of 95 cents per ordinary share in Tranz Rail;
- conditional on receipt of acceptances which take the Offeror's voting rights in Tranz Rail to not less than 90%;
- conditional on Tranz Rail not disposing of any of its material businesses or assets, or altering its existing debt or capital structure;
- conditional on consent under Overseas Investment Regulations 1995;
- Offer closes at 6.00 pm on 29 August 2003 unless extended.

The detailed terms of the Offer are set out in pages 4 to 13.

IMPORTANT

ACCEPTANCES MUST BE RECEIVED BY 6.00PM ON 29 AUGUST 2003 UNLESS EXTENDED

How to accept this Offer

To accept this Offer, you should complete the applicable Acceptance Transfer Form enclosed with this Offer, in accordance with the instructions set out in that form. Then deliver or mail that form in the enclosed reply paid envelope to:

Toll Group (NZ) Limited
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
OR
Private Bag 92119
Auckland 1020

If you have sold all or some of your shares or other equity securities in Tranz Rail, please refer to the instructions in the second schedule to this Offer.

Letter to Shareholders

$0.95 Cash Offer for the ordinary shares of Tranz Rail Holdings Limited

Dear Shareholder

On behalf of the directors of Toll Group (NZ) Limited (**"Toll"**), I am pleased to enclose our revised Offer to acquire all of your securities in Tranz Rail Holdings Limited (**"Tranz Rail"**).

On 7 July 2003 Toll and the New Zealand Government ("Government") announced that they had reached an agreement regarding the national track network. As a result our initial offer, dated 23 June 2003, has now been withdrawn, and is replaced with the Offer enclosed within this document.

This Offer opens on 26 July 2003 and closes on 29 August 2003.

Toll's revised Offer of $0.95 per share:

- represents a 43% premium to the volume weighted average price for Tranz Rail shares in the 3 months prior to announcement of Toll's initial offer;
- represents a 83% premium to the Tranz Rail share price on 14 May 2003; and
- provides a fixed and certain cash payment for your shares.

Toll's offer should be considered in the context of the poor long-term performance of Tranz Rail, in particular the significant earnings downgrade in forecast 2004 earnings announced on 16 June 2003. This was the fifth profit downgrade from Tranz Rail in a twelve month period. Shareholders should also take account of the fact that Tranz Rail only narrowly averted a major cash crisis, with the help of a Government loan in June.

The Offer is conditional on achieving a shareholding in Tranz Rail of 90%. A number of other key conditions included in our initial offer have either been removed or have been amended to be more favourable to Tranz Rail shareholders.

Toll currently holds 19.9% of the shares in Tranz Rail.

Toll's capabilities and commitment to New Zealand

The Toll Group is Australia's largest logistics operator and its holding company, Toll Holdings Limited, is listed on the Australian Stock Exchange with a market capitalisation in excess of A$2.2billion (NZ$2.5 billion).

Toll already successfully operate a number of stevedoring and logistics businesses in New Zealand and have operations in Tauranga, Lyttelton, Napier, Christchurch and Auckland. Toll is committed to further increasing its investment in New Zealand.

Toll believes that it needs to vastly improve the level of service to Tranz Rail customers to assist them with meeting their domestic and export freight needs. Achieving this outcome will require a new business model with integrated logistics capability together with an invigorated management team, which Toll is committed to providing. The risks associated with Tranz Rail's current market position and competitiveness and the significant capital expenditure requirements are substantial. These risks are reflected in the offer price.

The Government has demonstrated its confidence in Toll's business model and capability and Toll shares the Government's belief that significant national benefits can be derived from an efficient rail network under Toll's management.

Why you should accept this Offer

Tranz Rail is currently facing significant ongoing financial and operational challenges. Acceptance of this Offer provides you with the opportunity to realise your investment at $0.95 per ordinary share.

We believe that Toll's Offer is the only option open to shareholders which provides a certain outcome.

On accepting Toll's Offer for your Tranz Rail shares, you will not incur any brokerage fees.

How to accept this Offer

To accept this Offer, please complete the enclosed personalised Acceptance Transfer Form as soon as possible using the reply paid envelope supplied. The Offer is planned to close at 6.00 PM on 29 August 2003.

If you have any questions on how to accept this Offer, please contact Computershare Investor Services Limited on 09 488 8777.

We encourage you to accept the enclosed Offer.

Yours faithfully



Paul Little

Director

Toll Group (NZ) Limited

FULL OFFER BY

Toll Group (NZ) Limited ("**Offeror**")

To purchase all of the equity securities in

Tranz Rail Holdings Limited ("**Tranz Rail**")

To all holders ("**Offerees**") of ordinary and redeemable restricted shares and share options in Tranz Rail

Takeover Offer

Issued in accordance with the Code

1. THE OFFER

1.1 The Offeror offers to purchase, on the terms and conditions set out in this Offer:

(a) all the ordinary shares including ordinary shares represented by American depository receipts, but excluding ordinary shares already held by the Offeror; and

(b) all the redeemable restricted shares,

in the capital of Tranz Rail ("**Shares**"); and

(c) all the share options in the capital of Tranz Rail ("**Options**");

all such securities collectively referred to as "**Equity Securities**".

2. CONSIDERATION

2.1 The consideration, which is payable in cash, offered for the Equity Securities in Tranz Rail is set out below:

(a) $0.95 **per ordinary share** (which for American depository receipts will amount to $2.85 as each American depository receipt represents three ordinary shares);

(b) for redeemable restricted shares as follows:

NUMBER OF REDEEMABLE RESTRICTED SHARES	ISSUE DATE	ISSUE PRICE	MATURITY	AMOUNT PAID UP	CONSIDERATION
1,016,772	06-Dec-00	$3.40	06-Dec-10	$0.05	$0.09
1,300,000	06-Dec-00	$3.40	06-Dec-10	$0.05	$0.09
1,300,000	06-Dec-00	$5.50	06-Dec-10	$0.05	$0.04
1,300,000	06-Dec-00	$7.50	06-Dec-10	$0.05	$0.02
600,000	06-Dec-00	$5.50	06-Dec-10	$0.05	$0.04
600,000	06-Dec-00	$7.50	06-Dec-10	$0.05	$0.02
50,000	06-Dec-00	$3.72	06-Dec-10	$0.05	$0.08
50,000	06-Dec-00	$6.00	06-Dec-10	$0.05	$0.03
180,000	06-Dec-00	$3.21	06-Dec-10	$0.05	$0.10
373,386	28-Jun-02	$3.13	28-Jun-12	$0.00	$0.13
400,000	28-Jun-02	$3.13	28-Jun-12	$0.00	$0.13
400,000	28-Jun-02	$5.50	28-Jun-12	$0.00	$0.06

(c) for share options as follows:

NUMBER OF SHARE OPTIONS	EXERCISE PRICE	EXPIRY DATE	CONSIDERATION
70,000	$5.97	07-May-06	$0.001
70,000	$6.90	07-May-06	$0.001
70,000	$7.95	07-May-06	$0.001
70,000	$9.19	07-May-06	$0.001
70,000	$10.61	07-May-06	$0.001
100,000	$7.96	20-Feb-07	$0.001
633,055	$5.78	19-Feb-08	$0.01
620,875	$3.50	23-Dec-09	$0.06
5,000	$3.17	02-Mar-10	$0.08
790,000	$2.45	08-May-10	$0.12
400,000	$7.28	28-Jun-12	$0.04

2.2 Fractional entitlements to the consideration offered will be disregarded.

3. OTHER TERMS OF THE OFFER

3.1 This Offer remains open until 6.00pm on 29 August 2003 ("**Closing Date**") unless extended under clause 4.4.

3.2 The Equity Securities are to be acquired by the Offeror:

- **3.2.1** free from all charges, liens, mortgages, encumbrances and other adverse interests of any kind ("**Encumbrances**"); and
- **3.2.2** together with all rights, benefits and entitlements now or at any later time attached to the Equity Securities.

3.3 This Offer is made on the terms, and subject to the conditions, set out in this Offer document and on the terms contained in the Code (except to the extent that the terms contained in the Code are, where permitted by the Code, varied in this document).

3.4 The enclosed Acceptance Transfer Forms comprise part of this Offer.

4. ACCEPTANCE OF OFFER

4.1 To accept this Offer, the enclosed applicable Acceptance Transfer Form must be:

- **4.1.1** completed by the Offerees in accordance with the instructions printed on it; and
- **4.1.2** forwarded in the enclosed reply paid envelope to the Offeror, as soon as possible, but in any event so as to be received not later than 6.00 pm on the Closing Date or such later date(s) to which the Offer is extended in accordance with the Code, provided that any Acceptance Transfer Forms received after the Closing Date (or any extended date, as applicable) which are post-marked before the Closing Date (or the extended date) will be deemed for the purposes of this Offer to have been received by the Closing Date (or the extended date, as applicable).

If the reply paid envelope has been mislaid, acceptances should be delivered or mailed to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Auckland
OR
Private Bag 92119
Auckland 1020

4.2 No acknowledgment of receipt of acceptances will be issued.

4.3 The Offeror may, in its discretion:

- **4.3.1** treat any form of acceptance as valid even if it does not comply with clause 4.1, or is otherwise irregular; and
- **4.3.2** rectify any errors in, or omissions from, any form of acceptance to enable that form to constitute a valid acceptance of this Offer and to facilitate registration of the transfer of the relevant Equity Securities to the Offeror, including inserting or correcting details of the Equity Securities held by the Offeree and filling in any blanks.

4.4 Unless this Offer:

- **4.4.1** is withdrawn as permitted by rule 26(1) of the Code; or
- **4.4.2** lapses in accordance with its terms; or
- **4.4.3** is extended as permitted by rule 27(d) of the Code;

this Offer remains open for acceptance during the period running from 26 July 2003, being the date of this Offer, until the Closing Date or any later closing date which the Offeror may determine in accordance with the Code ("**Offer Period**"). If either of clauses 4.4.1 or 4.4.2 apply, then, despite clause 4.6, the Offeror and each Offeree are released from every obligation incurred under or in connection with this Offer.

4.5 Persons who accept this Offer in accordance with clause 4.1 or whose acceptance is treated as valid under clause 4.3 ("**Acceptors**") will be bound by all terms of this Offer, which will constitute a contract between the Acceptors and the Offeror.

4.6 Except as provided in clause 7.2, Acceptors are not entitled to withdraw their acceptance of this Offer, whether or not there has been any variation to this Offer as permitted by rule 27 of the Code. However, rules 31 and 32 of the Code will apply as required to any such variation.

4.7 This Offer is open for acceptance by all persons who have acquired Equity Securities from any person to whom the Offeror has sent the Offer. However, if requested, these persons must produce satisfactory evidence of their entitlement to those Equity Securities.

4.8 By their acceptance of this Offer, each Acceptor will be deemed to:

4.8.1 authorise the Offeror to:

(a) advise Tranz Rail and/or its share registrar of the details of that Acceptor's acceptance of this Offer; and

(b) note Tranz Rail's share register with those details;

4.8.2 represent and warrant to the Offeror that:

(a) title to that Acceptor's Equity Securities will pass to the Offeror free of all Encumbrances; and

(b) the Acceptor has full power and capacity to sell and transfer the Acceptor's Equity Securities; and

4.8.3 agree to Tranz Rail amending the terms of the redeemable restricted shares and share options such that such securities are freely tradable.

4.9 All cheques, Acceptance Transfer Forms and other documents to be delivered or sent by or to a holder of Equity Securities will be delivered or sent by or to that holder at that holder's own risk.

5. MINIMUM ACCEPTANCE

5.1 As required by the Code, this Offer, and any contract arising from acceptance of it, is conditional on the Offeror receiving acceptances of this Offer during the Offer Period relating to the Shares that when taken together with shares already held or controlled by the Offeror and its associates, confer more than 50% of the voting rights in Tranz Rail. The Offeror will not take up any of the Shares or Options under this Offer unless:

5.1.1 this condition is satisfied by the Closing Date; or

5.1.2 the Takeovers Panel grants the Offeror an exemption from this requirement and allows the Offeror to waive this condition.

5.2 In addition to the minimum acceptance requirement in the Code set out in clause 5.1, this Offer, and any contract arising from acceptance of it, is conditional on the Offeror receiving acceptances of this Offer during the Offer Period relating to the Shares that when taken together with shares already held or controlled by the Offeror and its associates confer not less than 90% of the voting rights in Tranz Rail.
The condition set out in this clause 5.2 has been inserted for the sole benefit of the Offeror and may be waived by the Offeror in its sole discretion (to the extent permitted by the Code or any exemption granted by the Takeovers Panel).

6. OTHER CONDITIONS

6.1 This Offer, and any contract arising from acceptance of it, are conditional on the following:

6.1.1 The Offeror obtaining, no later than 30 days after the end of the Offer Period (the last date being the "**Condition Date**"), consent under the Overseas Investment Regulations 1995 to the acquisition by the Offeror of the Equity Securities.

6.1.2 That during the period from 8 July 2003 until the Condition Date:

(a) no event or circumstance occurs or is likely to occur, which in the opinion of the banks and financiers not associated with the Offeror that are to provide finance for the acquisition of the Equity Securities under this Offer ("**Lenders**"), has or may have a material adverse effect (equating to at least $50,000,000) on the operations, financial position, assets or liabilities (including contingent liabilities) of Tranz Rail, or any of its subsidiaries as compared with the position as at 6 July 2003, or the future prospects of Tranz Rail, or any of its subsidiaries;

(b) no material adverse change occurs in the regulatory environment governing the New Zealand transport industry which, in the opinion of the Lenders, is so material and adverse as to make it impracticable or inadvisable for them to proceed with the financing of this Offer;

(c) there is no alteration to the share capital of Tranz Rail including, without limitation, by the issue of further equity securities or by the alteration of any rights or restrictions attaching to that capital;

(d) there is no alteration to Tranz Rail's constitution other than to ensure compliance with the Listing Rules of New Zealand Exchange Limited ("**NZX**");

(e) there is no material adverse alteration to the existing banking or funding arrangements for Tranz Rail and its subsidiaries;

(f) neither Tranz Rail nor any of its subsidiaries dispose of, or agree to dispose of, or grant or agree to grant any option or equitable interest in respect of a material asset or business;

(g) all current licenses, authorities, warrants, consents, approvals and permits from or issued by any authority including (without limitation) any government department, statutory, municipal or local body ("**Licenses**") which are necessary to enable Tranz Rail or any of its subsidiaries to carry on its business fully and effectively remain in full force and effect and neither Tranz Rail nor any of its subsidiaries is in material breach of any of the terms of the Licenses;

(h) no liquidator, receiver, statutory manager or similar official is appointed in respect of Tranz Rail or any of its subsidiaries or any of their respective assets; nor is any resolution passed for the liquidation of Tranz Rail or any of its subsidiaries;

(i) there is no alteration to, or withdrawal of, any funding or subsidies provided to Tranz Rail or any of its subsidiaries by any government department, statutory, municipal or local body which would have a material adverse effect on Tranz Rail or any of its subsidiaries;

(j) neither Tranz Rail nor any of its subsidiaries enters into any arrangement or agreement or incurs any commitment or liability in connection with the business of Tranz Rail or its subsidiaries having a value or involving an amount, or providing for payments over its term, which are in excess of $5,000,000; and

(k) there is not any injunction, judgment, order, decree, ruling or charge in effect preventing consummation of the Offer.

Each of clauses 6.1.2(a) to (k) shall be regarded as a separate condition.

6.1.3 Tranz Rail amending the terms of the redeemable restricted shares and share options, such that the securities are freely transferable.

6.2 The conditions contained in clauses 5.2, 6.1.2 and 6.1.3 have been inserted for the sole benefit of the Offeror and may be waived by the Offeror in its sole discretion (to the extent permitted by the Code or any exemption granted by the Takeovers Panel).

6.3 Where any condition requires a preliminary determination before it may be invoked that a matter is material, except in the case of clauses 6.1.2(a) and 6.1.2(b), such preliminary determination must be made by a suitably qualified expert appointed by the Offeror but who is not an associate of the Offeror, prior to the Offeror being able to invoke the condition.

6.4 Subject to the satisfaction of the conditions set out in clauses 5.1 and 6.1.1, the Offeror may declare this Offer unconditional at any time. The Offeror will give written notice as required under rule 25(5) of the Code on the Offer becoming unconditional. The latest date by which this Offer may become unconditional is the Condition Date (which is 30 days after the end of the Offer Period). At the date of this Offer, the Condition Date is therefore 28 September 2003.

6.5 If the Offer has not become unconditional by 6.00 pm on the Condition Date and the Offeror has not waived any outstanding conditions:

6.5.1 the Offer will lapse as provided for under rule 25(4) of the Code; and

6.5.2 the Offeror must return all Acceptance Transfer Forms.

7. SETTLEMENT

7.1 No later than seven days after the later of the date on which the Offer becomes unconditional or any outstanding conditions are waived by the Offeror, the Offeror will pay the cash consideration due to the Acceptors under this Offer by the forwarding of a cheque by post.

7.2 If the consideration for the Offer is not sent within the period specified in clause 7.1 to any person whose Shares or Options are taken up under the Offer, that person may withdraw acceptance of the Offer:

7.2.1 by notice in writing to the Offeror; but only

7.2.2 after the expiration of seven days' written notice to the Offeror of that person's intention to do so.

However, the right to withdraw acceptance of the Offer does not apply if a person receives the relevant consideration during the seven day period referred to in clause 7.2.2.

8. NOTICES

8.1 Except where the Offeror is required by the Code to give or send notice of any matter to holders of Equity Securities, and subject to clause 8.2, notice by the Offeror to NZX and to Tranz Rail of any matter relating to this Offer will:

8.1.1 constitute notice of that matter to holders of Equity Securities; and

8.1.2 be deemed to have been duly given on the day following the date on which that notice is given to NZX.

8.2 Notice of any variation of this Offer will be sent to each Offeree, Tranz Rail, the Takeovers Panel and NZX in accordance with the Code.

9. CHANGE OF CIRCUMSTANCES

9.1 If, after 8 July 2003 Tranz Rail declares or pays any dividend or makes any other distribution to its shareholders the Acceptors will be bound to pay to the Offeror an amount equivalent to that dividend or the value of that other distribution. Alternatively, at the Offeror's option, the cash consideration which would otherwise have been paid by the Offeror to those Acceptors will be reduced by an amount equivalent to that dividend or the value of that other distribution.

9.2 If, after 8 July 2003:

9.2.1 any further shares, convertible notes, voting securities of any description, options, stock or other securities of Tranz Rail or any of its subsidiaries are issued or agreed to be issued, or Tranz Rail grants any other rights or interests in any such securities to its shareholders by way of bonus issue; and

9.2.2 the Offeror waives the condition contained in clause 6.1.2(c);

the Acceptors will be bound to transfer any such securities or other rights and interests to the Offeror, without any additional consideration.

9.3 If, after 8 July 2003, all or any of the Shares are consolidated or subdivided, then:

9.3.1 this Offer will be interpreted to take into account that consolidation or subdivision and will be deemed to be for the securities resulting from that consolidation or subdivision;

9.3.2 the consideration per share provided for under clause 2.1 will be increased or reduced, as the case may require, in proportion to that consolidation or subdivision;

9.3.3 the Acceptors will be bound to transfer those consolidated or subdivided shares to the Offeror on the basis of the consideration so increased or reduced; and

9.3.4 the consideration per Option under clause 2.1 will be adjusted as appropriate to take account of the number of shares the subject of the Option.

9.4 If Tranz Rail makes any issue of shares to any person on or after 8 July 2003 other than by way of bonus issue and the condition contained in clause 6.1.2(c) is waived by the Offeror, then this Offer will be deemed to extend to and include those shares and the consideration payable for them will be as provided in clause 2.1.

10. ADDITIONAL INFORMATION

Set out in the first schedule to this Offer are the matters which:

10.1 are required to be specified under Schedule 1 of the Code; and

10.2 which have not otherwise been specified in this Offer.

11. MISCELLANEOUS

11.1 Any reference in this document to the Code means the Takeovers Code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

11.2 This Offer may be varied by the Offeror in accordance with the Code.

11.3 Terms defined in the Code have the same meaning in this document, unless:

11.3.1 expressly defined in this document; or

11.3.2 the context requires otherwise.

11.4 All sums of money referred to in this Offer are in New Zealand currency.

11.5 All references to time in this Offer are to New Zealand time.

11.6 This Offer and any contract arising from acceptance of this Offer are governed by New Zealand law.

11.7 References in this document to clauses and schedules are references to clauses of and the schedules to this document, unless expressly stated otherwise.

11.8 All references in this document to the singular include the plural and vice versa.

11.9 Headings in this document are for convenience only and do not affect the interpretation of this document.

First Schedule

Information required by Schedule 1 of the Code and not set out elsewhere in this Offer

1. DATE OF OFFER

The date of the Offer is 26 July 2003.

2. OFFEROR AND ITS DIRECTORS

2.1 The Offeror is Toll Group (NZ) Limited.

2.2 The registered office of the Offeror is situated at KPMG Centre, 9 Princes Street, Auckland.

2.3 The names of the directors of the Offeror are:

Paul Alexander Little; and

Philip Geoffrey Tonks.

3. OWNERSHIP OF EQUITY SECURITIES OF TRANZ RAIL

3.1 The number, designation and percentage of Equity Securities of any class of Tranz Rail held or controlled by:

(a) the Offeror; and

(b) any related company of the Offeror; and

(c) any person acting jointly or in concert with the Offeror; and

(d) any director of any of the persons described in paragraphs (a) to (c); and

(e) any other person holding or controlling more than 5% of the class, if within the knowledge of the Offeror,

are as set out as below. Except as shown below, no other persons referred to in clause 3.1(a) to (e) hold or control Equity Securities of Tranz Rail.

NAME	CATEGORY AS PER CLAUSE 3.1 ABOVE	NUMBER OF EQUITY SECURITIES HELD OR CONTROLLED	TYPE OF EQUITY SECURITY	PERCENTAGE OF CLASS OF EQUITY SECURITIES
Toll Group (NZ) Limited controlled by	(a)	42,034,153	ordinary	19.99%
Toll Holdings Limited	(b)			
Her Majesty, The Queen in Right of New Zealand(1)	(e)	42,034,153	ordinary	19.99%
Axa Asia Pacific Holdings Limited	(e)	17,016,726	ordinary	8.09%
Infratil Limited	(e)	14,960,266	ordinary	7.12%
Tower Asset Management Limited	(e)	10,971,121	ordinary	5.22%
Michael Beard	(e)	1,200,000	Redeemable Restricted Shares	15.85%
Wayne Collins	(e)	1,173,386	Redeemable Restricted Shares	15.50%
Noel Coom	(e)	1,167,577	Redeemable Restricted Shares	15.42%
Jeffrey Heisler	(e)	1,167,577	Redeemable Restricted Shares	15.42%
Lloyd Major	(e)	928,367	Redeemable Restricted Shares	12.27%
William Peet	(e)	765,674	Redeemable Restricted Shares	10.12%
Michael Thomas	(e)	1,167,577	Redeemable Restricted Shares	15.42%
Michael Beard	(e)	790,000	Options	27.25%
Wayne Collins	(e)	400,000	Options	13.80%

Notes:

(1) Pursuant to a voting arrangement over 19.99% of the shares in Tranz Rail held by the Offeror.

The above details are based on information known at the time of printing of this Offer document – any further changes known to the Offeror prior to 26 July 2003 will be notified by the Offeror to the Takeovers Panel and NZX.

As at 16 July 2003, New Zealand Central Securities Depository Limited was the registered holder of 92,362,686 shares in Tranz Rail as a custodian, including for a number of the shareholders listed above.

3.2 Trading in Tranz Rail Equity Securities:

The following persons, being persons referred to in clause 3.1(a) to (e) have, during the 6 month period before the date of this Offer, acquired or disposed of Equity Securities of Tranz Rail.

NAME	NUMBER OF EQUITY SECURITIES TRADED[1]	TYPE OF EQUITY SECURITY	ACQUISITION OR DISPOSAL	DATE OF TRANSACTION	CONSIDERATION PER EQUITY SECURITY
Axa Asia Pacific Holdings Limited	3,831,244	ordinary shares	disposal	30 June – 21 July 2003	unknown[2]
Axa Asia Pacific Holdings Limited	2,395,972	ordinary shares	disposal	12 – 30 June 2003	unknown[2]
Tower Asset Management	712,569	ordinary shares	acquisition	28 May – 30 June 2003	unknown[2]
Toll Group (NZ) Limited	20,800,000	ordinary shares	acquisition	26 June 2003	$0.94
Axa Asia Pacific Holdings Limited	2,339,672	ordinary shares	disposal	26 May – 11 June 2003	unknown[2]
Tower Asset Management	996,520	ordinary shares	acquisition	12 May – 27 June 2003	unknown[2]
Axa Asia Pacific Holdings Limited	7,984,553	ordinary shares	disposal	26 May 2003	unknown[2]
Toll Group (NZ) Limited	8,375,181	ordinary shares	acquisition	23 May 2003	$0.74
Toll Group (NZ) Limited	12,858,972	ordinary shares	acquisition	15, 16 and 19 May 2003	$0.78
Tower Asset Management	500,000	ordinary shares	disposal	9 – 15 May 2003	$0.45
Tower Asset Management [3]	303,300	ordinary shares	acquisition	unknown – 8 May 2003	$0.40
Axa Asia Pacific Holdings Limited	3,074,732	ordinary shares	acquisition	23 Dec 2002 – 20 Feb 2003	unknown[2]
Jeffrey Heisler	102,000	ordinary shares	disposal	5 Feb 2003	$1.38
Michael Thomas	120,000	ordinary shares	disposal	5 Feb 2003	$1.38

Notes:

(1) Calculated based on difference in number of shares at each filing.

(2) Information not disclosed in relevant Substantial Security Holder notice. The Offeror has been unable to ascertain that information having made appropriate enquiries from security holders.

(3) No previous holding disclosed in Substantial Security Holder notice.

The above details are based on information known at the time of printing of this Offer document — any further changes known to the Offeror prior to 26 July 2003 will be notified by the Offeror to the Takeovers Panel and NZX.

3.3 Agreements to Accept Offer:

No person has agreed conditionally or unconditionally to accept the Offer.

3.4 Arrangements to Pay Consideration:

The maximum amount payable under the Offer is approximately $161,100,000 if it is accepted in full. The Offeror confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of the Offer and to pay any debts incurred in connection with the Offer (including the debts arising under Rule 49 of the Takeovers Code).

A statement setting out the rights of Offerees under Rule 34 of the Takeovers Code is set out in clause 7.2 of the Offer.

3.5 Arrangements Between Offeror and Target Company:

Toll Holdings Limited, the parent company of the Offeror and Tranz Rail entered into a confidentiality agreement on 4 June 2003. No other agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, between the Offeror or any associates of the Offeror, and Tranz Rail or any related company of Tranz Rail, in connection with, in anticipation of, or in response to, the Offer.

3.6 Arrangements Between Offeror, and Directors and Officers of Target Company:

No agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, between the Offeror or any associates of the Offeror, and any of the directors or senior officers of Tranz Rail or of any related company of Tranz Rail in connection with, in anticipation of, or in response to, the Offer.

3.7 Financial Assistance:

No agreement or arrangement has been made, or is proposed to be made under which Tranz Rail or any related company of Tranz Rail will give (directly or indirectly) financial assistance for the purpose of, or in connection with, the Offer.

3.8 Market Acquisitions of Securities:

The Offeror, has no present intention to acquire equity securities in Tranz Rail under Rule 36 during the Offer Period but there is a possibility it may do so.

Disclosure of any such acquisitions will be made to the Takeovers Panel and where applicable, NZX.

3.9 Likelihood of Changes in Target Company:

If, as a result of the Offer or otherwise, the Offeror or another member of the Offeror's group of companies becomes entitled to acquire compulsorily the Equity Securities under the Takeovers Code, it is intended that those rights will be exercised and Tranz Rail will apply for de-listing from NZX.

The Offeror also intends to procure a strategic review of Tranz Rail's business, which may include a review of capital requirements and surplus assets, and to seek to implement in whole or part the recommendations of that review.

If the Offer becomes unconditional the Offeror will use its best endeavours to procure Tranz Rail to enter into an agreement with the New Zealand Government relating to the national track network in the form attached to the agreement dated 7 July 2003 between the New Zealand Government and the Offeror. In summary, the agreement provides that:

- Tranz Rail will sell and transfer the rail network and network assets to the Crown;
- The Crown will grant Tranz Rail exclusive access to the network until 31 December 2070 and Tranz Rail will pay an annual access fee;
- The Crown will invest $100,000,000 in upgrading the network and a further $100,000,000 in replacement capital;
- Tranz Rail will invest $100,000,000 in rolling stock;
- The Crown will be responsible for track control and scheduling, subject to Tranz Rail's rights on input on these functions;
- Tranz Rail and the Crown will agree a KPI regime.

The above is intended as a summary of the agreement only and is not exhaustive. A copy of the agreement is available at the Treasury Department website, *www.treasury.govt.nz.*

3.10 Pre-emption Clauses in Target Company's Constitution:

There is no restriction on the right to transfer any Equity Securities to which the Offer relates that:

(a) is contained in the constitution of Tranz Rail; and

(b) has the effect of requiring the holders of those securities to offer the securities for purchase to members of Tranz Rail or to any other person before transferring those securities.

However, the terms of issue of the redeemable restricted shares and share options state that those securities are not transferable.

3.11 Escalation Clauses:

No agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, under which:

(a) any existing holder of Equity Securities in Tranz Rail will or may receive in relation to, or as a consequence of, the Offer any additional consideration or other benefit over and above the consideration set out in the Offer; or

(b) any prior holder of Equity Securities in Tranz Rail will or may receive any consideration or other benefit as a consequence of the Offer.

3.12 Independent Adviser's Report:

Ernst & Young Corporate Finance Limited ("**Ernst & Young**") has been appointed as independent adviser for the purposes of certifying that, in their opinion, the consideration and terms offered for the redeemable restricted shares and the options (being non-voting securities) are fair and reasonable in comparison with the consideration and terms offered for the voting securities and as between classes of non-voting securities.

A copy of Ernst & Young's full report accompanies this document.

3.13 Certificate:

To the best of our knowledge and belief, after making proper enquiry, the information contained in the offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by the Offeror under the Takeovers Code.



Paul Alexander Little – Director



Philip Geoffrey Tonks – Director



Mark Rowsthorn – Chief Executive Officer



Neil Gregory Chatfield – Chief Financial Officer

Second Schedule

PLEASE NOTE

IF YOU HAVE SOLD ALL YOUR TRANZ RAIL SHARES OR OTHER EQUITY SECURITIES

Please send this Offer and all enclosures (including the Acceptance Transfer Form) at once to the new Tranz Rail shareholder or the broker through whom you made the sale requesting that they be forwarded to the new Tranz Rail shareholder.

IF YOU HAVE SOLD SOME OF YOUR TRANZ RAIL SHARES OR OTHER EQUITY SECURITIES

Please alter the total holding on the Acceptance Transfer Form to the number of Shares or other equity securities which you have retained and forward the amended form in the reply paid envelope supplied to Toll Group (NZ) Limited.

On receipt of the amended Acceptance Transfer Form, Toll Group (NZ) Limited will recalculate the amount of cash comprising your consideration to reflect the number of Shares or other equity securities sold by you.

Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Shares or other equity securities of this Offer and that copies of it are available from the Share Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92-119, Auckland, and advise the Share Registrar of the number of Shares or other equity securities sold and the broker concerned.

Independent Advisor's Report

in relation to the full takeover offer for securities in
Tranz Rail Holdings Limited by Toll Group (NZ) Limited
8 July 2003

Ernst & Young Corporate Finance Limited
41 Shortland Street, Auckland, New Zealand.
Tel: (09) 377 4790 Fax: (09) 307 3317

INTRODUCTION

Toll Group (NZ) Limited ("Toll"), a subsidiary of Toll Holdings Limited, has advised that it will be filing a takeover notice for all the securities of Tranz Rail Holdings Limited ("TRANZ RAIL") other than those it already holds. There are three classes of securities: ordinary shares, redeemable restricted shares and share options. Further details are provided below.

The directors of Toll have requested Ernst & Young Corporate Finance Limited ("EYCF") to prepare an independent advisor's report in accordance with Rule 22 of the Takeovers Code. Our appointment has been approved by the Takeovers Panel. This report is required under Rule 22 of the Takeovers Code, which requires an independent advisor's report if any of Rules 8 (3), 8 (4) and 9 (5) apply to an offer. Rule 9 (5) does not apply as it relates to partial takeovers. Rule 8 (3) does not apply as it relates to full takeovers where multiple classes of voting securities exist.

The report is not a report on the merits of the offer. The report has been commissioned by the offeror. The report is solely a report to compare the terms and conditions offered for non-voting securities in comparison with the consideration and terms offered for voting securities.

A separate independent report on the merits of the offer commissioned by the directors of the target company will be distributed shortly along with a statement by the target company.

The report proceeds as follows. The first part describes our responsibilities under the Takeovers Code, and identifies the classes of securities that will be the subject of this opinion.

We then describe the methodology that is to be used, and apply the methodology to the classes of securities. The offers for all classes of securities are cash offers, and the principal requirement that must be addressed in this report is the "fairness and reasonableness" of the offer prices across the classes, taking into account the rights associated with each class of securities. The offer prices are "fair and reasonable" if the issue price is approximately the same as, or greater than, our assessed values[1]. These values are determined by taking into account the rights associated with each class of securities. For this purpose we take the offer price for the ordinary shares (at $0.95) as given, and the relevant valuation for each type of security, and each tranche within each security type, is determined based on this offer price for the ordinary shares. Our opinion follows.

This report should be read in conjunction with the statements and declaration made in the Appendix regarding restrictions on the use of this report, and disclaimers and limitations of liability.

CLASSES OF SECURITIES

Toll is making a full takeover bid, with the offer price for the ordinary shares being $0.95 per share. Full details of the offer prices for the other securities are given in

[1] While the expression "fair and reasonable" is frequently used in statutory and contractual settings it is usually left undefined. We assess "fair and reasonable" as a single expression, and we have arrived at our assessed values after taking into account all the surrounding features of the subject securities that are relevant in the circumstances.

Table 3 of this report, where the offer prices are compared with our values. Under Rule 22 of the Takeovers Code an offeror must obtain a report from an independent advisor if any of rules 8 (3), 8 (4), and 9 (5) apply. Rule 9 (5) does not apply in this case as the rule relates to partial bids. Rule 8 (3) applies if there is more than one class of voting securities included in the full offer, and stipulates that the terms offered for each class of voting securities must be fair and reasonable as between the classes of voting securities. Rule 8 (3) does not apply in this case as there is only one class of voting securities outstanding. Rule 8 (4) applies if there are non-voting securities included in the full offer, and stipulates that the terms offered must be fair and reasonable in comparison with the consideration and terms offered for the voting securities and as between classes of non-voting securities. That rule applies to this report.

TRANZ RAIL has three classes of securities outstanding. They are:

Ordinary Shares;

Redeemable Restricted Shares; and

Share Options.

TRANZ RAIL had an American Depository Receipt programme, the termination of which was announced in August 2002. Each American Depository Security (ADS) represented three ordinary shares in the company. We do not treat ADSs as a separate class of security, and understand that an offer for ADSs will be made at $2.85 per ADS, which corresponds to $0.95 per ordinary share.

The redeemable restricted shares and the share options do not have voting rights. Hence rule 8 (4) applies.

DESCRIPTION AND VALUATION OF THE SECURITIES

The procedure that EYCF has followed in reaching its opinion is now described. As indicated in the Introduction, as an opinion is required about the fairness and reasonableness of the offer prices across classes of securities, we take the offer price for the ordinary shares as given. Hence the value of the other classes of securities is assessed relative to the $0.95 bid price for the ordinary shares.

REDEEMABLE RESTRICTED SHARES

These shares are issued under the terms of the 1996 Equity Incentive Plan. They are issued to grantees, who are employees of TRANZ RAIL, at a price which is payable by instalments from the proceeds of dividends attributable to the shares, or at the election of the grantee after a specified term or event. In some cases the price at which these shares have been issued is the "NZSE Market Price" and in others it is a fixed price. The NZSE Market Price means the weighted average price at which ordinary shares of the company were sold on the New Zealand Stock Exchange ("NZSE") on the issue date and the two preceding days. The payment schedule for these shares is typically, at the election of the grantee, one third of the issue price after issue date, a further third after a period of one year, and the final third after another year. These shares are restricted in the sense that the grantee must remain a full time employee of the company or any of its subsidiaries, the grantee is prohibited from transferring the redeemable restricted shares, and the shares carry no voting rights. The restricted period expires when the issue price for the shares has been fully paid by the grantee in accordance with the terms of the issue.

The redemption date is ten years from issue. If the restricted period has not expired by that date (or within one year after the grantee ceases to be a full-time employee of the company or any of its subsidiaries, if sooner), the redeemable restricted shares will be redeemed by the company. The amount payable by the company to each grantee "shall be an aggregate amount of $10 which will be allocated on a pro-rata basis to the redeemable restricted shares being redeemed".

In December 2000, TRANZ RAIL issued 8,432,000 unpaid redeemable restricted shares at a weighted average price of $5.12. In June 2002 a further 1,200,000 unpaid shares were issued.

The number of shares outstanding at May 21, 2003 (the most recent date for which we have information), and the issue price and maturity date, are shown in Table 1 below.

Table 1: Summary Information Relating to Redeemable Restricted Shares (21 May 2003)

NUMBER	ISSUE DATE	ISSUE PRICE	MATURITY	PAID UP
1,016,772	6-Dec-2000	$3.40	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$3.40	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$5.50	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$7.50	6-Dec-2010	$0.05
600,000	6-Dec-2000	$5.50	6-Dec-2010	$0.05
600,000	6-Dec-2000	$7.50	6-Dec-2010	$0.05
50,000	6-Dec-2000	$3.72	6-Dec-2010	$0.05
50,000	6-Dec-2000	$6.00	6-Dec-2010	$0.05
180,000	6-Dec-2000	$3.21	6-Dec-2010	$0.05
373,386	28-Jun-2002	$3.13	28-Jun-2012	$0.00
400,000	28-Jun-2002	$3.13	28-Jun-2012	$0.00
400,000	28-Jun-2002	$5.50	28-Jun-2012	$0.00

We have valued these shares based on their option characteristics. As the redemption payments are at the grantee's discretion, the redeemable restricted shares give their holder the right (but not the obligation) to make redemption payments after specified dates. The issue prices (net of the dividend, if applicable) varies from $3.13 to $7.45. These securities are currently well "out of the money" based on an ordinary share offer price of $0.95, or recently traded prices for TRANZ RAIL's shares. Option values in this context depend upon five primary factors. They are (a) the share price, (b) the exercise price, (c) interest rates, (d) the amount of time before the option expires, and (e) the volatility of the rate of return on the underlying asset (shares in TRANZ RAIL in this case). Because these shares can be paid for in full before the redemption date, they are effectively "American" options.

The valuation of these redeemable restricted shares will also be affected by the fact that they cannot be traded. This factor will, all else equal, decrease the value of these securities relative to a valuation that is established using conventional option valuation methods, where the methods assume that the options can be freely traded in securities markets. We have also allowed for executive departure with the rate of departure depending upon the share price.

EYCF has valued the redeemable restricted shares primarily using binomial option pricing methods, including adjustments for lack of negotiability, and probability of departure. We have also valued the redeemable restricted shares using the well-known Black-Scholes European option pricing formula on a non-dividend paying security. For these valuations, a ten-year government stock yield has been used as an estimate of the risk free rate, the underlying share price is $0.95, the time to expiry is the difference between the maturity date (shown in Table 1) and the date of this report, exercise prices are the issue price less dividends (also shown in Table 1), and volatility is estimated at both 35% and 40% per annum. The volatility estimates are based primarily on past observations of TRANZ RAIL's share price volatility. As well, an allowance has been made for the lack of negotiability of the shares. Estimates of 25% and 35% have been used. Higher volatility estimates increase the value of the shares, and higher allowances for lack of negotiability decrease values.

Values (that is, high and low values for each tranche) are reported in Table 3. For example, our value range for the lowest value securities (those with a $7.45 issue price, net of the dividend received) is $0.04 (high) to $0.02 (low), and our range of prices for the highest value securities in this class (those with a $3.13 issue price) is $0.17 (high) to $0.12 (low). Full details of our valuations (high and low) and the offer prices are set out in Table 3.

SHARE OPTIONS

The share options are also issued under the terms of the 1996 Equity Incentive Plan. No cash is payable by an eligible employee on the grant of the options. Each option entitles its holder to one ordinary share. Options become exercisable on a "rolling" basis, for example one fifth after one year, a further fifth after a second year, and so on. The life of the options can be up to ten years (or within one year of the grantee ceasing to be an employee, if sooner). The actual expiry dates of the tranches of options outstanding are shown in Table 2 below. The options are non-voting, are not transferable, and do not carry any rights as to distributions. However if the company "...changes its capital structure which affects the rights represented by the Options or affects the ordinary shares generally, prior to the expiry or exercise of any Option, the number of shares which are the subject of the Options and the Exercise Price shall be adjusted by the Board in such manner as may be necessary and appropriate to take account of the subdivision, consolidation or change, as the case requires".

Table 2 below provides summary information with regard to options outstanding as provided by TRANZ RAIL at 8 July 2003. The exercise prices shown in Table 2 have been adjusted for the effect of the rights issue, using the procedures described in the NZSE Listing Rules (Rule 8.1.7).

Table 2: Summary Details of Options Outstanding (8 July 2003)

NUMBER	EXERCISE PRICE	EXPIRY DATE
70,000	$5.97	7-May-2006
70,000	$6.90	7-May-2006
70,000	$7.95	7-May-2006
70,000	$9.19	7-May-2006
70,000	$10.61	7-May-2006
100,000	$7.96	20-Feb-2007
633,055	$5.78	19-Feb-2008
620,875	$3.50	23-Dec-2009
5,000	$3.17	2-Mar-2010
790,000	$2.45	8-May-2010
400,000	$7.28	28-Jun-2012

The same valuation principles that were applied to the valuation of the redeemable restricted shares are also applied to the executive options. All options are well "out-of-the-money".

The first six tranches of options shown in Table 2 are essentially worthless. Details of the offer and values (high, and low) of individual tranches of the options are provided in Table 3 below.

SUMMARY

Table 3 summarises details of the outstanding securities of TRANZ RAIL along with the offer prices and our valuations of individual securities. All offer prices are within our high-to-low ranges. The offer prices across all tranches of redeemable restricted shares and options are based on the consistent use of single parameter values by the offeror, which are reasonable.

Table 3: Details of offer and valuations of individual securities.

SECURITY DESCRIPTION	NUMBER	ISSUE PRICE/ EXERCISE PRICE	EXPIRY DATE/ MATURITY DATE	OFFER PRICE	VALUATION (HIGH)	VALUATION (LOW)
Ordinary Shares	210,239,137	–	–	$0.95	N.A.	N.A.
Redeemable Restricted Shares	1,016,772	$3.40	6-Dec-2010	$0.09	$0.12	$0.08
	1,300,000	$3.40	6-Dec-2010	$0.09	$0.12	$0.08
	1,300,000	$5.50	6-Dec-2010	$0.04	$0.06	$0.03
	1,300,000	$7.50	6-Dec-2010	$0.02	$0.04	$0.02
	600,000	$5.50	6-Dec-2010	$0.04	$0.06	$0.03
	600,000	$7.50	6-Dec-2010	$0.02	$0.04	$0.02
	50,000	$3.72	6-Dec-2010	$0.08	$0.11	$0.07
	50,000	$6.00	6-Dec-2010	$0.03	$0.06	$0.03
	180,000	$3.21	6-Dec-2010	$0.10	$0.13	$0.08
	373,386	$3.13	28-Jun-2012	$0.13	$0.17	$0.12
	400,000	$3.13	28-Jun-2012	$0.13	$0.17	$0.12
	400,000	$5.50	28-Jun-2012	$0.06	$0.10	$0.05
Share Options	70,000	$5.97	7-May-2006	$0.001	$0.00	$0.00
	70,000	$6.90	7-May-2006	$0.001	$0.00	$0.00
	70,000	$7.95	7-May-2006	$0.001	$0.00	$0.00
	70,000	$9.19	7-May-2006	$0.001	$0.00	$0.00
	70,000	$10.61	7-May-2006	$0.001	$0.00	$0.00
	100,000	$7.96	20-Feb-2007	$0.001	$0.00	$0.00
	633,055	$5.78	19-Feb-2008	$0.01	$0.02	$0.01
	620,875	$3.50	23-Dec-2009	$0.06	$0.09	$0.05
	5,000	$3.17	2-Mar-2010	$0.08	$0.11	$0.07
	790,000	$2.45	8-May-2010	$0.12	$0.15	$0.10
	400,000	$7.28	28-Jun-2012	$0.04	$0.07	$0.04

OPINION

Based on the analysis that has been described above, it is our opinion that the consideration and terms offered for the redeemable restricted shares and the share options (that is, the non-voting securities) are fair and reasonable in comparison with the consideration and terms offered for the voting securities (that is the ordinary shares), and as between classes of non-voting securities. This opinion is required by Rule 8 (4).

In terms of Rule 22 (2) we therefore certify that, in our opinion, the offer complies with Rule 8 (4).

SOURCES OF INFORMATION

The statements and opinions in this report are based on the following main sources of information:

TRANZ RAIL's Annual Report for the year ended 30 June 2002.

TRANZ RAIL's Half Yearly Report for the period ended 31 December 2002.

TRANZ RAIL's Prospectus in Relation to the Offer of Options and Restricted Shares Under the 1996 Incentive Plan (dated 3 February 1998).

Various directors' certificates relating to the issue of redeemable restricted shares.

Information from Bloomberg with regard to estimates used in option pricing.

Draft Takeover Notice.

QUALIFICATIONS AND EXPERIENCE

Ernst & Young Corporate Finance Limited is the corporate finance practice of the accounting firm Ernst & Young. It provides corporate advisory services, including valuations, as well as merger and acquisition and other transaction services.

The persons within Ernst & Young Corporate Finance Limited who are responsible for this report are Duncan S. Wylie LLB, and David M. Emanuel, PhD, MCom, CA.

Mr Wylie is a director of Ernst & Young Corporate Finance Limited and is partner in charge of corporate advisory services at Ernst & Young. Dr Emanuel is a Principal with Ernst & Young Corporate Finance Limited and a Professor at the University of Auckland. They provide financial advice on valuations, capital structure, governance and other aspects of financial advisory services in the private and public sectors.

INDEPENDENCE

EYCF's only involvement in the proposed transaction has been with the preparation of this appraisal report. The firm has not been involved in the formulation of the offer price for any of the classes of securities that are subject to the offer.

EYCF will receive a fee for the preparation of this report, which does not depend on the success of the bid. No other benefits will be received with regard to the preparation of this appraisal report. EYCF has no conflict of interest that could affect our ability to provide an unbiased report.

DATE OF THIS OPINION

This opinion is dated 8 July 2003.

Yours Faithfully

ERNST & YOUNG CORPORATE FINANCE LIMITED



Duncan S. Wylie	David M. Emanuel
Director	Principal

Appendix

DISCLAIMERS

This report has been prepared for Toll Holdings Limited ("Toll") and Toll Group (NZ) Limited (as offeror) under the provisions of the New Zealand Takeovers Code. The applicable Rule under the code is Rule 22, which in turn makes reference to Rule 8 (4).

This report is as at 8 July 2003.

The terms on which EYCF provide this report and opinion were agreed between us on 3 June 2003.

This appendix forms part of and should be read with the report from Ernst & Young Corporate Finance Limited ("EYCF") dated 8 July 2003, prepared for Toll in respect of the matters detailed in the first paragraph of this Appendix. The following sets out a summary of the key terms agreed between us, as well as other assumptions, qualifications and reservations under which our opinion and report is issued.

Confidentiality and Disclaimer of Liability

Our report is prepared solely for the specific purpose to which it refers. Except for those liabilities that by law cannot be excluded, or where it is finally determined that our opinion was expressed recklessly or in bad faith, we accept no responsibility whatsoever for reliance on this report other than for the purpose for which it is intended. Further, no responsibility whatsoever is accepted to persons other than the parties for whose benefit it has been prepared, for any errors or omissions whether of fact or opinion.

Limitation of Liability

EYCF's total civil liability (including interest and costs) concerning the subject matter in this opinion shall be limited to the amount agreed on 3 June 2003.

Indemnification

Toll has also agreed to indemnify EYCF in respect of any liability arising from any third party claim. In any event, EYCF accepts no responsibility whatsoever to any third parties who claim to have relied on opinions and other matters expressed in this report.

Report Date and Purpose

The report is valid only on the date indicated and for the purpose stated, and is not to be applied by implication to any other matters.

Reliance on Information

The opinions recorded in this report are expressed as at the date of this report, and reflect our assessment of the material factors based on the prevailing business and economic conditions existing at the date of the opinion.

Our duties, while involving an assessment of information provided and commenting as necessary, do not extend to verifying the accuracy of the information, and we have assumed its authenticity and completeness. That is, we have relied on the information that is included in the documents listed in the report. We have not audited the information provided, nor have we been required to do so.

The report assumes the client has no information or knowledge of any facts or material information not specifically noted in our report that would reasonably be expected to affect the conclusions of the report.

Review of opinion

EYCF reserves the right, but is under no obligation, to review all calculations included or referred to in this opinion and, if we consider it necessary, to revise our opinion in light of any information, inaccuracies, or alterations to the information relevant to this opinion, which was in existence on the report date and becomes known to us after the date of this opinion.


GROUP

www.tollgroup.co.nz

Legal Adviser to Toll Group (NZ) Limited


Simpson
Grierson



Exhibit 4

ACCEPTANCE TRANSFER FORM
TOLL GROUP (NZ) LIMITED'S OFFER DATED 26 JULY 2003 FOR REDEEMABLE RESTRICTED SHARES AND/OR OPTIONS IN TRANZ RAIL HOLDINGS LIMITED ("TRANZ RAIL")

SHAREHOLDER/SELLER (the ***Seller***)	**HOLDER NUMBER**	**SHARES/OPTIONS HELD**
	REDEEMABLE RESTRICTED SHARES	
	OPTIONS	

Note:

1. You may accept the Offer in respect of all or any Tranz Rail shares or options held by you. If you wish to accept in respect of some of your shares or options only please insert the number of shares or options you wish to sell in the boxes below.
2. If the boxes are left blank you will be deemed to have accepted the offer in respect of all Tranz Rail shares or options held by you.

Number of Tranz Rail shares you wish to sell	**Number of Tranz Rail options you wish to sell**

The Seller is urged to accept the offer in respect of all of his or her Tranz Rail Shares/Options. You should refer to the notes set out below.

THIS FORM MUST BE RETURNED SO AS TO BE RECEIVED BY TOLL GROUP (NZ) LIMITED NO LATER THAN 6.00PM ON 29 August 2003 (or if the closing time of the offer is extended, by the extended closing time)

By signing this form the Seller hereby irrevocably:

(a) accepts the offer (the **Offer**) dated 26 July 2003 of Toll Group (NZ) Limited (the **Buyer**) for the shares set out in the box above and held by the Seller (the **Shares**), and transfers to the Buyer all of the Shares, (the **Transfer Shares**);

(b) appoints the Buyer the attorney of the Seller on the terms below; and

(c) confirms the representations and warranties given in clause 4.8.2 of the Offer document.

FOR AN INDIVIDUAL/ATTORNEY	**FOR A COMPANY**
Signed by the Seller (or its attorney) by: ____________________	*Signed by the Seller(s) by:* ____________________
In the presence of: ____________________ Witness Signature	*Director* ____________________
Witness Name: *Occupation:* *Address:*	*Director*

Dated and executed the ________________ day of ________________ 2003

BY THE SELLER'S EXECUTION ABOVE, THE SELLER hereby enters into a Power of Attorney in favour of the Buyer as follows:

As from the time of the Offer being declared unconditional, I/We hereby irrevocably authorise and appoint the Buyer (with power of substitution by the Buyer in favour of such person/s as the Buyer may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the Transfer Shares and all rights and benefits attaching to them as the Buyer may think proper and expedient and which I/We could lawfully do or cause to be done if personally acting, including the transfer of shares to any person or persons whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of the Company, attendance in person at, and voting at, such meeting, application to any court whatsoever and execution of all documents in my/our name/s which the Buyer may consider necessary for all or any of the foregoing purposes.

NOTES AND INSTRUCTIONS FOR COMPLETION

INTERPRETATION: In this form references to the singular shall include the plural.

TO ACCEPT THE OFFER: Sign this form where marked "Signed by the Seller" and have your signature witnessed. Any person (including your husband or wife) may witness your signature and must add his or her occupation and full address in the space provided. Companies must sign where marked "For a Company" and in accordance with the Companies Act 1993 or other applicable law. Insert the date of execution in the space provided.

JOINT HOLDERS: If the Shares are registered in the names of joint holders, all must sign this form.

POWER OF ATTORNEY: If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate printed below must be completed. Where such power of attorney has already been noted by the Company, then this fact must be stated under the signature of the attorney.

ON COMPLETION: Either mail or deliver this form (and a copy of any related power of attorney) as provided for below as soon as possible, but in any event so as to be received by the Buyer not later than 6.00pm on 29 August 2003, or if the closing time of the offer is extended, by the extended closing time.

(a) **MAIL:** Place the signed acceptance form in the replied paid envelope and post to:

Toll Group (NZ) Limited
c/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
NEW ZEALAND

(b) **DELIVER:** Deliver the signed acceptance form to Toll Group (NZ) Limited, C/- Computershare Investor Services Limited at the following address:

Level 2
159 Hurstmere Road
Takapuna
Auckland
NEW ZEALAND

PREVIOUS SALE: If you have sold all your Shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such Shares. If you have sold part of your shareholding, record that fact on this form by amending the number of Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions in the second schedule of the offer.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCE, PLEASE TELEPHONE COMPUTERSHARE INVESTOR SERVICES LIMITED ON 09 488 8777 FOR DOMESTIC NEW ZEALAND CALLERS OR +64 9 488 8777 FOR INTERNATIONAL CALLERS

IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE, ______________________________
(Insert name of Attorney(s) signing)

of ______________________________
(Address and Occupation)

HEREBY CERTIFY:

1. By a Power of Attorney dated the ______ day of ________________ the Seller named and described on the face of this form (the Seller) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.

2. I/We have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.

At the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Seller or otherwise.

Signed at __________________________ this ______________ day of ______________________________2003

____
Signature of Attorney(s)

NOTE: Your signature does not require witnessing

ACCEPTANCE TRANSFER FORM
TOLL GROUP (NZ) LIMITED'S OFFER DATED 26 JULY 2003 FOR FULLY PAID ORDINARY SHARES IN TRANZ RAIL HOLDINGS LIMITED ("TRANZ RAIL")

	HOLDER NUMBER	NUMBER OF TRANZ RAIL SHARES HELD

Note:

1. You may accept the Offer in respect of all or any Tranz Rail shares held by you. If you wish to accept in respect of some of your shares only please insert the number of shares you wish to sell in the box below.
2. If the box is left blank you will be deemed to have accepted the offer in respect of all Tranz Rail shares held by you.

Number of Tranz Rail shares you wish to sell

The Seller is urged to accept the offer in respect of all of his or her Tranz Rail Shares. You should refer to the notes set out below.

THIS FORM MUST BE RETURNED SO AS TO BE RECEIVED BY TOLL GROUP (NZ) LIMITED NO LATER THAN 6.00PM ON 29 August 2003 (or if the closing time of the offer is extended, by the extended closing time)

By signing this form the Seller hereby irrevocably:

(a) accepts the offer (the **Offer**) dated 26 July 2003 of Toll Group (NZ) Limited (the **Buyer**) for the shares set out in the box above and held by the Seller (the **Shares**), and transfers to the Buyer all of the Shares, (the **Transfer Shares**);

(b) appoints the Buyer the attorney of the Seller on the terms below; and

(c) confirms the representations and warranties given in clause 4.8.2 of the Offer document.

FOR AN INDIVIDUAL/ATTORNEY	**FOR A COMPANY**
Signed by the Seller (or its attorney) by: ______________________________	*Signed by the Seller(s) by:* ______________________________ *Director*
In the presence of: ______________________________ *Witness Signature*	______________________________ *Director*
Witness Name: *Occupation:* *Address:*	

Dated and executed the ______________________ day of ______________________ 2003

BY THE SELLER'S EXECUTION ABOVE, THE SELLER hereby enters into a Power of Attorney in favour of the Buyer as follows:

As from the time of the Offer being declared unconditional, I/We hereby irrevocably authorise and appoint the Buyer (with power of substitution by the Buyer in favour of such person/s as the Buyer may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the Transfer Shares and all rights and benefits attaching to them as the Buyer may think proper and expedient and which I/We could lawfully do or cause to be done if personally acting, including the transfer of shares to any person or persons whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of the Company, attendance in person at, and voting at, such meeting, application to any court whatsoever and execution of all documents in my/our name/s which the Buyer may consider necessary for all or any of the foregoing purposes.

NOTES AND INSTRUCTIONS FOR COMPLETION

INTERPRETATION: In this form references to the singular shall include the plural.

TO ACCEPT THE OFFER: Sign this form where marked "Signed by the Seller" and have your signature witnessed. Any person (including your husband or wife) may witness your signature and must add his or her occupation and full address in the space provided. Companies must sign where marked "For a Company" and in accordance with the Companies Act 1993 or other applicable law. Insert the date of execution in the space provided.

JOINT HOLDERS: If the Shares are registered in the names of joint holders, all must sign this form.

POWER OF ATTORNEY: If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate printed below must be completed. Where such power of attorney has already been noted by the Company, then this fact must be stated under the signature of the attorney.

ON COMPLETION: Either mail or deliver this form (and a copy of any related power of attorney) as provided for below as soon as possible, but in any event so as to be received by the Buyer not later than 6.00pm on 29 August 2003, or if the closing time of the offer is extended, by the extended closing time.

(a) **MAIL:** Place the signed acceptance form in the replied paid envelope and post to:

Toll Group (NZ) Limited
c/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
NEW ZEALAND

(b) **DELIVER:** Deliver the signed acceptance form to Toll Group (NZ) Limited, C/- Computershare Investor Services Limited at the following address:

Level 2
159 Hurstmere Road
Takapuna
Auckland
NEW ZEALAND

PREVIOUS SALE: If you have sold all your Shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such Shares. If you have sold part of your shareholding, record that fact on this form by amending the number of Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions in the second schedule of the offer.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCE, PLEASE TELEPHONE COMPUTERSHARE INVESTOR SERVICES LIMITED ON 09 488 8777 FOR DOMESTIC NEW ZEALAND CALLERS OR +64 9 488 8777 FOR INTERNATIONAL CALLERS

IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE, ____
(Insert name of Attorney(s) signing)

of ____
(Address and Occupation)

HEREBY CERTIFY:

1. By a Power of Attorney dated the ______ day of _________________ the Seller named and described on the face of this form (the Seller) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.
2. I/We have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.

At the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Seller or otherwise.

Signed at __________________________ this ______________ day of ________________________________2003

____
Signature of Attorney(s)

NOTE: Your signature does not require witnessing